UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
June 2011 Up 0.6% Year over Year

Mexico City, July 5, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2011 increased by 0.6% when compared to June 2010.

This announcement reflects comparisons between June 1 through June 30, 2010 and June 1 through June 30, 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2010	June 2011	% Change
Cancún	289,149	309,173	6.9
Cozumel	2,249	2,948	31.1
Huatulco	27,332	33,813	23.7
Mérida	83,426	86,242	3.4
Minatitlán	11,821	9,606	(18.7)
Oaxaca	33,190	27,584	(16.9)
Tapachula	14,463	13,101	(9.4)
Veracruz	69,800	63,707	(8.7)
Villahermosa	54,252	62,298	14.8
Total Domestic	585,682	608,472	3.9

International
Airport	June 2010	June 2011	% Change
Cancún	735,308	724,363	(1.5)
Cozumel	37,698	33,072	(12.3)
Huatulco	1,837	1,091	(40.6)
Mérida	7,790	6,985	(10.3)
Minatitlán	425	372	(12.5)
Oaxaca	3,745	3,884	3.7
Tapachula	376	615	63.6
Veracruz	6,238	8,510	36.4
Villahermosa	4,020	3,715	(7.6)
Total International	797,437	782,607	(1.9)

ASUR Page 1 of 2

Total
Airport	June 2010	June 2011	% Change
Cancún	1,024,457	1,033,536	0.9
Cozumel	39,947	36,020	(9.8)
Huatulco	29,169	34,904	19.7
Mérida	91,216	93,227	2.2
Minatitlán	12,246	9,978	(18.5)
Oaxaca	36,935	31,468	(14.8)
Tapachula	14,839	13,716	(7.6)
Veracruz	76,038	72,217	(5.0)
Villahermosa	58,272	66,013	13.3
ASUR Total	1,383,119	1,391,079	0.6

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 7, 2011